UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934*
(Amendment No. 1)*
Allied World Assurance Company Holdings, Ltd.

(Name of Issuer)
Common Shares

(Title of Class of Securities)
G0219G203

(CUSIP Number)
12/31/07

(Date of Event Which Requires filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐    Rule13d-1(b)
☐    Rule13d-1(c)
☑    Rule13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).

CUSIP No.	G0219G203	Page	2	of	5

1	NAMES OF REPORTING PERSONS The Chubb Corporation 13-2595722

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New Jersey

	5	SOLE VOTING POWER

NUMBER OF		9,345,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,345,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,345,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.2% of common shares.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No. G0219G203	Page 3 of 5 Pages

ITEM 1(a).	Name of Issuer:

Allied World Assurance Company Holdings, Ltd.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices:

27 Richmond Road
Pembroke HM 08
Bermuda

ITEM 2(a).	Name of Person Filing:

The Chubb Corporation

ITEM 2(b).	Address of Principal Business Office:

15 Mountain View Road Warren, NJ 07061-1615

ITEM 2(c).	Citizenship:

New Jersey, U.S.

ITEM 2(d).	Title of Class of Securities:

Common Shares

ITEM 2(e).	CUSIP Number:

G0219G203

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership.

(a) through (c). Certain information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover page to this Schedule 13G. Of the aggregate amount of 9,345,000 common shares shown as beneficially owned by the reporting person on the cover page of this Schedule 13G, (i) 1,266,995 shares are voting common shares and (ii) 8,078,005 shares are non-voting common shares. A total of 2,000,000 common shares are issuable upon exercise of the warrant held by the reporting person, provided that, after giving effect to such exercise, the reporting person’s equity ownership cannot exceed 18.7%. Based upon the percentage of currently outstanding common shares, the reporting person cannot currently exercise the warrant for any common shares.

CUSIP No. G0219G203	Page 4 of 5 Pages

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certification

Note applicable.

CUSIP No. G0219G203	Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
THE CHUBB CORPORATION
By /s/ W. Andrew Macan
	Name:	W. Andrew Macan
	Title:	Vice President and Secretary